UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
Krystal Biotech, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
501147102
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501147102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Sun Pharma (Netherlands) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	914,107
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	914,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*       All calculations of percentage ownership in this Schedule 13G with respect to the Reporting Persons are based upon a total of 10,237,247 shares of common stock, par value $0.00001 (the “Common Stock”), of Krystal Biotech, Inc. (the “Issuer”), outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2017.

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CUSIP No. 501147102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	914,107
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	914,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-CO

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CUSIP No. 501147102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	914,107
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	914,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

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CUSIP No. 501147102

Schedule 13G

Item 1(a).	Name of Issuer:

Krystal Biotech, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2100 Wharton Street, Suite 701

Pittsburgh, Pennsylvania 15203

Item 2(a).	Name of Persons Filing:

Sun Pharma (Netherlands) B.V.

Sun Pharmaceutical Industries Limited

Dilip S. Shanghvi

Item 2(b).	Address or Principal Business Office:

The address and principal business office of Sun Pharma (Netherlands) B.V. is Polarisavenue 87, Hoofddorp, 2132 JH the Netherlands.

The address and principal business office of Sun Pharmaceutical Industries Limited and Dilip S. Shanghvi is c/o: Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai, Maharashtra (India) – 400 063.

Item 2(c).	Citizenship:

Sun Pharma (Netherlands) B.V.: The Netherlands.

Sun Pharmaceutical Industries Limited: India.

Dilip S. Shanghvi: India.

Item 2(d).	Title of Class of Securities:

Common stock, $0.00001 par value

Item 2(e).	CUSIP Number:

501147102

Item 3.	Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

(a). Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b). Percent of Class:

See the responses to Item 11 on the attached cover pages.

(c). Number of shares as to which such person has:

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(i). Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii). Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii). Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv). Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The information in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See attached Exhibit A, which identifies each member of the group.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Sun Pharma (Netherlands) B.V.

By:	/s/ Prashant Savla
Name: Prashant Savla
Title: Authorized Signatory

Sun Pharmaceutical Industries Limited

By:	/s/ Sailesh Desai
Name: Sailesh Desai
Title: Director

Dilip S. Shanghvi

By:	/s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi

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EXHIBIT INDEX

Exhibit A	Identification of Group Members

Exhibit B	Joint Filing Agreement

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EXHIBIT A

Identification of Group Members

Sun Pharma (Netherlands) B.V.

Sun Pharmaceutical Industries Limited

Dilip S. Shanghvi

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EXHIBIT B

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2018, is by and among Sun Pharma (Netherlands) B.V., Sun Pharmaceutical Industries Limited and Dilip S. Shanghvi (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, $0.00001 par value per share, of Krystal Biotech, Inc. that may be beneficially owned by them, directly or indirectly, from time to time.

Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

This Joint Filing Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

Executed and delivered as of the date first above written.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date first set forth above.

Sun Pharma (Netherlands) B.V.

By:	/s/ Prashant Savla
Name: Prashant Savla
Title: Authorized Signatory

Sun Pharmaceutical Industries Limited

By:	/s/ Sailesh Desai
Name: Sailesh Desai
Title: Director

Dilip S. Shanghvi

By:	/s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi

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